UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

Commission File No. 000-51305

HERITAGEBANK OF THE SOUTH
401(k) PLAN
(Full title of the plan)

HERITAGE FINANCIAL GROUP, INC
(Name of issuer of the securities held pursuant to the plan)

721 North Westover Boulevard
Albany, Georgia 31707
(Address of the plan and address of issuer's principal executive offices)

HERITAGEBANK OF THE SOUTH
401(K) PLAN

FINANCIAL REPORT
DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
HeritageBank of the South 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of HeritageBank of the South 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAULDIN & JENKINS, LLC

Birmingham, Alabama
June 26, 2012

HERITAGEBANK OF THE SOUTH
401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Investments:
Mutual funds and collective trusts, at fair value	$4,057,921	$3,059,539
Investments in sponsor's parent company common stock, at fair value	876,061	842,721
Cash and cash equivalents	76,218	44,181
	5,010,200	3,946,441
Receivables:
Employer contributions	1,303	-
Participant contributions	91	-
Notes receivable from participants	17,132	24,641
	18,526	24,641

Total assets	5,028,726	3,971,082

LIABILITIES
Other liabilities	34,869	15,471

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,993,857	3,955,611

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(41,416)	(17,211)

NET ASSETS AVAILABLE FOR BENEFITS	$4,952,441	$3,938,400

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

Additions (deductions) to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(206,156)
Interest and dividends	88,638
Total net investment loss	(117,518)

Interest on notes receivable from participants	881

Contributions:
Employer contributions	165,386
Rollover contributions	717,327
Participant contributions	684,914
Total contributions	1,567,627

Total additions	1,450,990

Deductions from net assets attributed to:
Benefits paid to participants	423,683
Administrative expenses	13,266
Total expenses	436,949

Net increase	1,014,041

Net assets available for benefits:
Beginning of year	3,938,400

End of year	$4,952,441

See Notes to Financial Statements.

HERITAGEBANK OF THE SOUTH
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION

The following description of the HeritageBank of the South 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the benefit of the employees of HeritageBank of the South (the “Bank”).  The Bank is a wholly-owned subsidiary of Heritage Financial Group, Inc. (the “Company”).  The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC) and similar state tax laws.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Employees are eligible to make 401(k) deferrals upon the latter of their hire date or the date that they attain age 21.  In order to be eligible to receive employer matching contributions, employees must have attained age 21 and completed a year of service, as defined in the Plan.  After completion of these requirements, an employee becomes eligible to share in employer matching contributions as of January 1 or July 1 following or coinciding with attainment of these requirements.

Contributions

Each year, participants may make salary deferral contributions in any percentage from 1% to 75% of pretax annual compensation, as defined in the Plan.  The Bank makes a discretionary matching contribution of 50% of participants' deferrals up to 4% of the participants’ compensation. In addition, the Bank may also make discretionary profit sharing Plan contributions. Participants may roll over amounts representing eligible rollover distributions from other eligible retirement plans.  Participants direct the investment of their contributions to selected investments as made available and determined by the Plan Administrator. The Plan currently offers fourteen mutual fund options, a stable value common/collective trust, and the common stock of the sponsor’s parent company as investment options.  Participants may change their investment options any time throughout the year via password protected internet access.

Participant Accounts

Each participant's account is credited with the participant’s contribution, the Bank’s matching contribution, plan earnings or losses, an allocation of administrative expenses, and discretionary contributions, if any.  Plan earnings and expenses are allocated based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Voting Rights

All voting rights on shares of the Company common stock held in the Plan shall be exercised by the trustee as directed by each participant for whom the stock is held.   The trustee votes unvoted shares at its discretion.

NOTES TO FINANCIAL STATEMENTS

NOTE 1.	PLAN DESCRIPTION (Continued)

Vesting

Participants are immediately vested in their salary deferral contributions plus actual earnings or losses thereon.  The portion of the participants’ accounts attributable to the Bank’s matching and discretionary contributions become 20% vested after one year of credited service as defined and continues to vest at the rate of 20% for each successive year of service until 100% vested after five years of service.

Notes Receivable from Participants

Prior to July 1, 2006, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 of 50% of their vested account balance.  The loans are secured by the balance in the participant's account and bear interest at rates comparable to rates then in effect at a major banking institution.  Loan terms range from one to five years, or longer for the purchase of a primary residence.  Principal and interest are paid ratably through monthly payroll deductions. The Plan adopted new prototype plan provisions as of January 1, 2006 which do not provide for new participant loans.  The loans originated prior to this date continue under the original terms.  During 2010, the Plan sponsor acquired new bank branches. In conjunction with the acquisition, the participants were allowed to rollover their 401k investments and associated loans into the Plan with the original terms.

Forfeitures

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $9,317 and $2,265, respectively. The forfeited nonvested accounts will be used to reduce employer-matching contributions and to cover costs of administration of the Plan.  Any excess forfeitures shall be allocated to remaining participants’ accounts.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant, or a beneficiary, may elect to receive a lump-sum payment amount equal to the value of the participant's vested interest in his or her account, or installment payments no less frequent than annually.  Such distributions are generally paid in the form of cash; however, if the participant has investments in the common stock of the sponsor’s parent company, the participant, or a beneficiary, may elect an in-kind distribution of the participant’s account balance in the common stock of the sponsor’s parent company.  Withdrawals prior to termination of service are permitted under certain circumstances as defined by the Plan.

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES

The Plan’s significant accounting policies are as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Common stock of the Company is valued at quoted market prices.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The units of the collective trust fund are valued at NAV established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets.

Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.  Interest on notes receivable from participants is recorded as received.

Fully Benefit-Responsive Investment Contracts

Fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value except for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts.  Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through participation in the Reliance Trust Company Stable Value Fund (Stable Value Fund), a common collective trust fund. Investments in the accompanying Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund as well as the adjustment of the portion of the Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.  The average yield of the Stable Value Fund for the year ended December 31, 2011 was 6.90% and the average yield earned by the Stable Value Fund that reflects actual interest credited to participants for the year ended December 31, 2011 was 3.44%.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements (ASU 2010-06), which requires entities to make disclosures about recurring and nonrecurring fair value measurements.  In accordance with ASU 2010-6, the reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  ASU 2010-6 also requires an entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3).  The disclosures in ASU 2010-6 are effective for interim and annual reporting periods beginning after December 15, 2009, and were adopted in 2010, except for purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years and were adopted in 2011.

NOTES TO FINANCIAL STATEMENTS

NOTE 2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04).  ASU 2011-04 amended FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to provide a consistent definition on fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs.  Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Subsequent Events

Subsequent events have been evaluated through the report date of these financial statements

NOTE 3.	ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Bank.  No such officer or employee receives compensation from the Plan.  Certain administrative expenses are paid directly by the Bank.  Certain brokerage and processing expenses are paid to the trustee and recordkeeper from the Plan.

NOTES TO FINANCIAL STATEMENTS

NOTE 4.	INVESTMENTS

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Heritage Financial Group, Inc. common stock, 74,242 and 67,852 shares, respectively	$876,061	$842,721

Collective Trust Fund:
Reliance Trust Company Stable Value Fund (Contract Value: 2011 - $992,615; 2010 - $786,314)	1,034,031	803,525

Mutual Funds – Equity:
Blackrock Global Allocation Fund	345,801	281,875
Columbia Funds ACORN Fund	-	250,019
American Funds - Fundamental Investors	255,310	302,508
American Funds - Growth Fund of America	337,510	355,282
Putnam Asset Allocation Conservative Fund	695,865	-
American Funds - Europacific Growth Fund	-	261,715

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Collective trust fund and mutual funds	$(166,549)
Heritage Financial Group, Inc. common stock	(39,607)
$(206,156)

NOTE 5.	FAIR VALUE MEASUREMENTS

Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 -	Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

NOTES TO FINANCIAL STATEMENTS

NOTE 5.	FAIR VALUE MEASUREMENTS (Continued)

Level 3 -	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stocks:  Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust:  Valued at the NAV of unit shares held by the Plan at year-end.  The NAV is based on the fair value of the underlying investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Level 1	Level 2	Level 3	Total
2011:
Cash and money market funds	$76,218	$-	$-	$76,218
Common stocks	876,061	-	-	876,061
Mutual funds:
Growth and value funds	1,383,429	-	-	1,383,429
Balanced funds	1,219,391	-	-	1,219,391
Fixed income funds	333,974	-	-	333,974
Real estate funds	87,096	-	-	87,096
Collective trust
Stable value fund	-	1,034,031	-	1,034,031
Total assets at fair value	$3,976,169	$1,034,031	$-	$5,010,200

2010:
Cash and money market funds	$44,181	$-	$-	$44,181
Common stocks	842,721	-	-	842,721
Mutual funds:
Growth and value funds	1,509,187	-	-	1,509,187
Balanced funds	478,535	-	-	478,535
Fixed income funds	220,463	-	-	220,463
Real estate funds	47,829	-	-	47,829
Collective trust
Stable value fund	-	803,525	-	803,525
Total assets at fair value	$3,142,916	$803,525	$-	$3,946,441

NOTES TO FINANCIAL STATEMENTS

NOTE 6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan holds common collective trust funds managed by Reliance Trust Company, the Plan’s custodian, which qualify as party-in-interest transactions.  Notes receivable from the participants held by the Plan are also considered party-in-interest transactions.  Additionally, at December 31, 2011 and 2010, the Plan had participant directed investments of $876,061 and $842,721, respectively, in the Plan Sponsor’s parent company common stock.  Dividends received by the Plan on the Plan Sponsor’s parent company stock were $8,372 in 2011.  Fees paid by the Plan for recordkeeping services amounted to $13,266 during the year ended December 31, 2011.

NOTE 7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their entire account.

NOTE 8.	TAX STATUS

The Plan obtained its latest determination letter on August 30, 2001 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan is currently maintained on a prototype plan, which has received an opinion letter from the Internal Revenue Service, stating that the form of the Plan is qualified under section 401(a) of the IRC, and therefore the related trust is tax exempt.  In accordance with applicable Revenue Procedures, the Plan Administrator has determined it is eligible and has chosen to rely on the current IRS prototype plan opinion letter. Plan management believes that the Plan is currently being operated in accordance with the IRC.

Generally accepted accounting principles require the Plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

HERITAGEBANK OF THE SOUTH
401(K) PLAN

SUPPLEMENTARY INFORMATION
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2011
Employer Identification Number: 58-0679647
Three-digit Plan Number: 002

Identity of Issuer	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	Cost of Acquisition		Current Value
Mutual Funds - Equity
Baron Asset Fund	Mutual Fund (2,259.026 units)	$	**	$103,237
Blackrock Global Allocation Fund	Mutual Fund (19,041.898 units)		**	345,801
Columbia Acorn Fund	Mutual Fund (8,026.615 units)		**	213,749
Columbia Emerging Markets Fund	Mutual Fund (10,306.172 units)		**	73,380
Davis Real Estate Fund	Mutual Fund (3,441.168 units)		**	87,096
American EuroPacific Growth Fund	Mutual Fund (6,404.172 units)		**	219,407
American Fundamental Investors Fund	Mutual Fund (7,240.773 units)		**	255,310
American Growth Fund of America	Mutual Fund (12,019.604 units)		**	337,510
MFS Value Fund	Mutual Fund (8,080.263 units)		**	180,836
Putnam Asset Allocation Conservative Fund	Mutual Fund (76,050.773 units)		**	695,865
Putnam Asset Allocation Growth Fund	Mutual Fund (15,374.139 units)		**	177,725
Mutual Funds - Fixed Income
American High Income Trust Fund	Mutual Fund (4,182.755 units)		**	44,588
Davis Government Bond Fund	Mutual Fund (10,468.521 units)		**	58,624
Pimco Total Return Fund	Mutual Fund (21,229.21 units)		**	230,762
Collective Trust Fund
*Reliance Trust Company Stable Value Fund	Common/Collective Trust (6,952.549 units)		**	1,034,031
Total Investments at fair value			**	4,057,921

PLAN SPONSOR'S PARENT COMPANY COMMON	STOCK
*Heritage Financial Group	Common Stock (74,242 shares)		**	876,061

LOANS
*Notes receivable from participants	3.75% - 8.00%		**	17,132

CASH AND CASH EQUIVALENTS			**	76,218
		$	**	$5,027,332

* Represents a party-in-interest
** Cost information not included as investments are participant directed

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

HERITAGEBANK OF THE SOUTH 401(k) PLAN

By:	/s/ T. Heath Fountain
T. Heath Fountain
Executive Vice President,
Chief Administrative Officer and
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: June 26, 2012